



malonebailey LLP
CERTIFIED PUBLIC ACCOUNTING FIRM

November 15, 2021

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

We have read the statements under Item 4.01 of the Current Report on Form 8-K of Xtreme Fighting Championships, Inc. to be filed with the Securities and Exchange Commission on or about November 15, 2021. We agree with all statements pertaining to us. We have no basis on which to agree or disagree with the other statements contained therein.

MaloneBailey, LLP

MaloneBailey, LLP
www.malonebailey.com
Houston, Texas

10350 Richmond Avenue, Suite 450, Houston, Texas 77042 713.343.4286
Zhongzhou Holdings Financial Center (Tower B) #2205 No. 88, Haide Yi Road, Nanshan District, Shenzhen, P.R. China 518054 86.755.86278659
Jintai Guoyi Tower #2007-2008 No. 103, Chaoyang North Road, Chaoyang District, Beijing, P.R. China 100123 86.010.85563995
www.malonebailey.com